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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 044444

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RENAISSANCE CAPITAL INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 GREENWICH PLAZA
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM K. SMITH (203) 622-2978
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.L. WELLEN LLC
(Name – *if individual, state last, first, middle name*)

880 BERGEN AVENUE SUITE # 801	JERSEY CITY	NJ	07306
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2009
THOMSON REUTERS

SEC Mail
FEB 1 9 2009
Washington DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/r

OATH OR AFFIRMATION

I, WILLIAM K. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RENAISSANCE CAPITAL INVETMENTS, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

REGINA M. LUPO
NOTARY PUBLIC
MY COMMISSION EXPIRES 9/30/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RENAISSANCE CAPITAL INVESTMENTS, INC.
#2 GREENWICH PLAZA
GREENWICH, CT. 06830
AS AT DECEMBER 31, 2008

A.L. Wellen LLC

RENAISSANCE CAPITAL INVESTMENTS, INC.

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008

CONTENTS

A.L. Wellen LLC

A.L. Wellen LLC
880 Bergen Avenue Suite # 801
Jersey City, NJ 07306-4310

Phone: (201) 653-2181
Fax: (201) 653-7266

Independent Auditor's Report

Renaissance Capital Investments, Inc.
#2 Greenwich Plaza
Greenwich, CT 06830

I have audited the accompanying statement of financial condition of Renaissance Capital Investments, Inc. as of December 31, 2008, and the related statements of income, statement of cash flows, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on the audit.

I conducted the audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Renaissance Capital Investments, Inc. as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A.L. Wellen LLC
Arthur M. Levine, CPA

Jersey City, New Jersey

JANUARY 27 2009

RENAISSANCE CAPITAL INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash & Cash Equivalents		$ 139,683
Due from parent		75,363
TOTAL ASSETS		$ 215,046

LIABILITIES & SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
TOTAL LIABILITIES		NONE
SHAREHOLDER EQUITY		
Capital Stock- Common $.01 par value 1,000 shares authorized 136 shares issued	$ 1	
Retained Earnings	215,045	
TOTAL SHAREHOLDER'S EQUITY		215,046
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY		$ 215,046

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

RENAISSANCE CAPITAL INVESTMENTS, INC.
INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008

INCOME		
Commissions and Fees		$ 11,700
Interest and Dividend Income		1,416
TOTAL INCOME		$ 13,116
EXPENSES		
Administration fee expense – Parent	$ 12,533	
Bank service charge	256	
SIPC Assessment	150	
TOTAL EXPENSES		12,939
Net Profit before taxes		$ 177
Federal Income Tax	$ 1,173	
CT Corporate tax	586	1,759
Net (Loss) for the twelve months ended December 31, 2008		$ (1,582)

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

A.L. Wellen LLC

RENAISSANCE CAPITAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:

Net (Loss)		$ (1,582)
Adjustments to reconcile net income to net cash provided by operating activities:	-0-	
TOTAL ADJUSTMENTS		-0-
Net Cash Provided by Operating Activities		$ (1,582)
Cash and cash equivalents January 1, 2008		141,265
Cash and cash equivalents December 31, 2008		$ 139,683

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

A.L. Wellen LLC

RENAISSANCE CAPITAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008

COMMON STOCK	
Total January 1, 2008	$ 1
Changes for the period- January 1, 2008 To December 31, 2008	None
TOTAL COMMON STOCK – DECEMBER 31, 2008	$ 1
RETAINED EARNINGS	
Total January 1, 2008	$ 216,627
Net profit for the period January 1, 2008 to December 31, 2008	(1,582)
TOTAL RETAINED EARNINGS December 31, 2008	$ 215,045

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

A.L. Wellen LLC

RENAISSANCE CAPITAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008

Total January 1, 2008	none
Changes for the period – January 1, 2008 to December 31, 2008	none
TOTAL SUBORDINATED LIABILITIES – December 31, 2008	none

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RENAISSANCE CAPITAL INVESTMENTS INC.
NOTES TO FINANCIAL STATEMENTS
TWELVE MONTHS ENDED DECEMBER 31, 2008

GENERAL INFORMATION

The firm is authorized to operate as a broker / dealer in securities under the Securities & Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation.

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. The Financial Statements are presented on a settlement date basis which does not differ materially from trade date basis.

The firm clears its customers' transaction through another brokerage firm on a fully disclosed basis. The firm promptly transmits all customer funds and securities to the clearing broker. The firm files reports pursuant to the Securities and Exchange Commission Rule17a-5(b).

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements have been prepared in accordance with generally accepted accounting principles. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

USES OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the report amounts of assts and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FURNITURE AND EQUIPMENT

Depreciation is computed using various methods over the assets estimated useful lives.

NOTE 3 - INCOME TAXES

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the Company to recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. There are no material differences between currently payable income taxes and deferred Income taxes.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c 3-1, which requires the maintenance of minimum net capital. As of December 31, 2008, the company had net capital of $ 139,683 which is $ 39,683 in excess of its minimum net capital requirement of S 100,000. A copy of the firm's financial statements as of December 31, 2008 is available for inspection at the firm's office or at the regional office of the Securities Exchange Commission.

NOTE 5 - DIFFERENCES IN NET CAPITAL COMPUTATION

There were no material differences in the computation of net capital between the audited report and the submitted focus report as of December 31, 2008. (See attached)

NOTE 6 - SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

Cash and cash equivalent is cash in a cash accounts. The company paid $ 1,759 for corporate income taxes during the twelve months ended December 31, 2008.

SCHEDULE I

RENAISSANCE CAPITAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c 3-1
AS AT DECEMBER 31, 2008

Stockholders' Equity- Per statement of Financial Condition		$ 215,046
CAPITAL REDUCTIONS		
Non Allowable Assets	$ 75,363	
Haircuts	-0-	
TOTAL CAPITAL REDUCTIONS		75,363
NET CAPITAL		$ 139,683
MINIMUM NET CAPITAL REQUIRED		100,000
EXCESS NET CAPITAL		$ 39,683

ITEMS OF AGGREGATE INDEBTEDNESS

None

TOTAL ITEMS OF AGGREGATE INDEBTEDNESS	$ -0-
Percentage of aggregate indebtedness to net capital	-0-%

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SCHEDULE II

RENAISSANCE CAPITAL INVESTMENTS, INC.
RECONCILIATION OF FOCUS REPORT WITH
FINANCIAL STATEMENTS
DECEMBER 31, 2008

Net Capital – per computation of Net Capital December 31, 2008 on the audited report.	$ 139,683
NET CAPITAL PER FOCUS REPORT DECEMBER 31, 2008	$ 139,683

There were no material differences in net capital between the audited report and the focus report dated December 31, 2008

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

We, officers of Renaissance Capital Investments, Inc. #2 Greenwich Plaza, Greenwich, CT. 06830, hereby attest that the Financial Statements and Operational Reports as at December 31, 2008 submitted by A. L. Wellen LLC 880 Bergen Avenue, Jersey City, NJ 07306 have been or will be made available to all members of our organization.

William K. Smith

William K. Smith, President

Kathleen S. Smith

Kathleen S. Smith, Secretary

ATTESTED BY:

A. L. Wellen LLC

A. L. WELLEN LLC

A.L. Wellen LLC

STATE OF CONNECTICUT]
TOWN OF GREENWICH] SS:
COUNTY OF FAIRFIELD]

William K. Smith, being sworn according to law, deposes and says:

I am the president of Renaissance Capital Investments, Inc. # 2 Greenwich Plaza Greenwich, CT 06830.

The report submitted by A.L. Wellen LLC as at December 31, 2008 showing a Statement of Financial Condition, Statement of Income Expenses, Statement of Cash Flows, Statement of Changes in Shareholders Equity, Statements of Liability Subordinated to Claims to General Creditors, and all other supporting schedules, is true and correct to the best of my knowledge and belief.

I also affirm that I, or any Officer or Director, do not have any Propriety Interest in any Accounts classified as that of a customer.

William K. Smith

WILLIAM K. SMITH

Subscribed and sworn to before me

this 21st day of January 2009

Regina M Lupo

[illegible]INA M. LUPO
[illegible]OTARY PUBLIC
[illegible]Y COMMISSION EXPIRES 9/30/2009

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2008

A.L. Wellen LLC
880 Bergen Avenue Suite #801
Jersey City, NJ 07306-4310

Phone: 201-653-2181
Fax: 201-653-7266

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER -DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Renaissance Capital Investments, Inc.
2 Greenwich Plaza
Greenwich, Connecticut 06830

In planning and performing our audit of the financial statements of Renaissance Capital Investments, Inc., as of and for the period January 1, 2008 to December 31, 2008 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule17 a-5 (g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a -5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatements of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

A.L. Wellen LLC
Arthur M. Levine CPA
Arthur M. Levine, CPA

January 27, 2009

END